SERIES APPENDIX

TO THE LIMITED LIABILITY COMPANY AGREEMENT

OF ARCRAISE SPV, LLC

Series: **BOSS TECH II**

Portfolio Company: Boss Tech, Inc. (d/b/a BOSS.Tech)

Effective Date: *May 29, 2026*

SERIES APPENDIX — BOSS TECH II

This Series Appendix (this "Series Appendix") is executed by ArcRaise Admin, LLC, a Delaware limited liability company (the "Manager"), in its capacity as Manager of ArcRaise SPV, LLC, a Delaware series limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company dated as of May 29, 2026 (as amended from time to time, the "Master Agreement"). This Series Appendix establishes a new Series of the Company designated as "Boss Tech II," sets forth the terms specific to such Series, and contains all Economic Terms applicable to such Series. Capitalized terms used but not defined herein have the meanings set forth in the Master Agreement.

ARTICLE I — ESTABLISHMENT OF THE SERIES

1.1 Establishment

Pursuant to Section 2.2 of the Master Agreement and Section 18-215 of the Delaware Limited Liability Company Act, the Manager hereby establishes a new Series of the Company designated as "Boss Tech II" (the "Series"). The effective date of the Series is May 29, 2026.

1.2 Purpose

The purpose of the Series is to acquire and hold Series Seed Preferred Stock of Boss Tech, Inc., a Delaware corporation doing business as BOSS.Tech (the "Portfolio Company"), and to engage in activities necessary or incidental thereto. The Series shall qualify as a single-purpose conduit issuer under Rule 3a-9 of the Investment Company Act of 1940 and shall comply with the conduit requirements set forth in the Master Agreement.

1.3 Offering Type

The Series is conducting an offering of Units pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended ("Reg CF"). The Reg CF offering is being facilitated by GP Nurmenkari, Inc. d/b/a GPN Capital, a registered broker-dealer (CRD No. 153480) and member of FINRA/SIPC (the "Intermediary"), using the ArcRaise platform.

1.4 Series Naming Convention

The Series is designated "Boss Tech II" to reflect that the Portfolio Company has completed prior financing rounds outside of the ArcRaise platform. The designation is for identification purposes only and does not affect the rights or obligations of the Series, the Manager, or the Members.

ARTICLE II — SECURITIES TO BE ACQUIRED

2.1 Underlying Securities

The Series shall acquire and hold up to approximately 1,515,151 shares of Series Seed Preferred Stock, par value $0.00001 per share, of the Portfolio Company (the "Securities"), at a purchase price of $2.64 per share. The principal terms of the Securities are summarized in the Terms Appendix attached to the Subscription Agreement for the Series, and include:

(a) non-cumulative dividends at 8% per annum of the Original Issue Price, when and if declared;

(b) 1x liquidation preference plus declared but unpaid dividends, payable on equal terms with other holders of Series Seed Preferred Stock and prior to Common Stock;

(c) conversion to Common Stock at the Manager's option, with automatic conversion upon a qualifying IPO resulting in at least $75,000,000 in gross proceeds or written consent of a majority of Series Seed Preferred holders;

(d) broad-based weighted average anti-dilution protection, subject to customary exceptions;

(e) voting rights consistent with the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Voting Agreement, including drag-along obligations and an irrevocable proxy in favor of the Portfolio Company's Chief Executive Officer if the Manager fails to vote within five (5) business days of a written request; and

(f) registration rights, information rights, and pro-rata participation rights pursuant to the Portfolio Company's Investors' Rights Agreement, as exercised by the Manager on behalf of the Series.

The Securities will be acquired by the Series pursuant to a stock purchase agreement between the Series and the Portfolio Company on substantially the same terms applicable to investors in the Portfolio Company's concurrent private placement of Series Seed Preferred Stock.

2.2 Single Issuer

Consistent with the conduit status of the Series, the Series shall not acquire or hold any securities other than the Securities of the Portfolio Company, except cash and cash equivalents pending investment, distribution, or reserve for expenses, and except as may result from corporate actions affecting the Securities (such as stock splits, recapitalizations, conversions, or mergers).

ARTICLE III — UNIT TERMS

3.1 Unit Price

Units of the Series shall be issued at a purchase price of $1.00 per Unit (the "Unit Price").

3.2 Offering Amounts

The minimum subscription per investor is $2,500.00. The maximum aggregate offering by the Series is $4,000,000 (representing up to 4,000,000 Units). The minimum offering threshold (below which the offering shall be cancelled and subscription funds returned) is $50,000 (representing 50,000 Units).

3.3 Offering Deadline

The offering deadline for the Series is April 30, 2027, subject to extension as permitted by Reg CF.

3.4 Investor Eligibility

Members of the Series shall be subject to the investor eligibility requirements set forth in the Subscription Agreement and the regulations governing the offering, including the per-investor investment limits under Rule 100(a)(2) of Reg CF based on the investor's annual income, net worth, and accredited investor status.

ARTICLE IV — LEAD INVESTOR

4.1 Designation

The Lead Investor for the Series is *[LEAD INVESTOR FULL LEGAL NAME — TO BE COMPLETED]*, an individual. The Lead Investor's role, authority, and removal are governed by Article IV of the Master Agreement and the Lead Investor Agreement executed with respect to the Series.

4.2 Minimum Lead Investor Investment

The Lead Investor shall invest in the Series (directly or through an entity controlled by the Lead Investor) in a minimum amount of *$5,000*, which investment shall be made at the same Unit Price as other Members and on substantially the same economic terms. The Lead Investor shall not receive any economic preference, discount, fee, or carry distinct from the economic rights of other Members of the Series, except as expressly contemplated by the Master Agreement and the Lead Investor Agreement.

4.3 Lead Investor Qualifications

The Lead Investor has been determined by the Manager to satisfy the qualifications set forth in Section 4.1 of the Master Agreement, including that the Lead Investor (a) is a natural person; (b) is not subject to disqualification under Rule 503 of Reg CF or Rule 506(d) of Regulation D; and (c) is not a current officer, director, or employee of the Portfolio Company with day-to-day responsibilities.

4.4 Voting Authority Delegation

Pursuant to Section 4.2 of the Master Agreement, the Manager hereby delegates to the Lead Investor the authority to direct the voting of the Securities held by the Series at the Portfolio Company level, including the giving or withholding of any consent, approval, vote, or election of the holder of the Securities. All other powers with respect to the Series remain with the Manager.

ARTICLE V — ECONOMIC TERMS

This Article V sets forth all Economic Terms applicable to the Series. The Master Agreement does not establish any default fee, distribution, allocation, or carried-interest framework; the provisions of this Article V are self-contained and govern all economic matters with respect to the Series.

5.1 Fees

The fees applicable to the Series are limited to the following: an annual administrative fee of one thousand dollars ($1,000) (the "Annual Admin Fee"), payable by the Portfolio Company to the Manager, covering post-formation operational, accounting, tax, regulatory, and administrative services provided to the Series, including the preparation and delivery of annual Schedule K-1s (or, if no taxable event has occurred during the relevant fiscal year, such reporting as is required by applicable law). The Annual Admin Fee shall be the obligation of the Portfolio Company and shall be paid by the Portfolio Company directly to the Manager. The Annual Admin Fee shall not be charged to the Series or the Members. The Manager and the Portfolio Company shall enter into a separate Tax Services Agreement memorializing the Annual Admin Fee obligation and the scope of services. If the Portfolio Company fails to pay the Annual Admin Fee when due, the Manager may, in its discretion, charge the unpaid amount to the Series; provided that the Manager shall use commercially reasonable efforts to collect from the Portfolio Company before resorting to Series assets.

5.2 Expenses

Organizational expenses and offering expenses of the Series (including legal, accounting, filing, and platform fees) shall be the obligation of the Portfolio Company. Ordinary operational expenses of the Series (including bank fees, custodian fees, tax preparation costs beyond those covered by the Annual Admin Fee, and regulatory filing fees) may be paid out of the assets of the Series only to the extent not covered by the Annual Admin Fee paid by the Portfolio Company. The Manager shall use commercially reasonable efforts to minimize Series-level expenses.

5.3 Capital Accounts

A separate capital account shall be maintained for each Member of the Series in accordance with the regulations under Section 704(b) of the Code. A Member's capital account shall be increased by Capital Contributions and allocations of profit, and decreased by distributions and allocations of loss, in each case as applied with respect to the Series.

5.4 Allocations

Items of income, gain, loss, deduction, and credit of the Series shall be allocated among the Members of the Series, pro rata in accordance with their respective Units, in a manner consistent with the distribution priorities set forth in Section 5.5 and the requirements of Section 704(b) of the Code and the regulations thereunder. The Manager is authorized to make such allocations, including special allocations, as may be necessary to comply with such requirements.

5.5 Distribution Waterfall

Distributions of cash or property by the Series shall be applied in the following order of priority:

(a) First, to pay or reserve for the expenses of the Series, if any, allocated to the Series under Section 5.2; and

(b) Thereafter, to the Members of the Series, pro rata in accordance with their respective Units, with no allocation to the Manager or any of its affiliates.

5.6 Carried Interest

None. No carried interest, performance compensation, profits interest, or similar interest is payable from the Series or the Members to the Manager or any of its affiliates with respect to the Series. The Manager and its affiliates shall not be entitled to any share of profits, gains, or distributions of the Series other than (i) as a Member of the Series (if the Manager or any of its affiliates becomes a Member), and (ii) the Annual Admin Fee described in Section 5.1 (which is the obligation of the Portfolio Company, not of the Series or the Members).

5.7 Rationale for Zero Carry

The Manager has determined that the zero-carry economic structure described in Section 5.6 is appropriate for the Series, on a one-time basis, in recognition of the related-party concentration described in Article VI of this Series Appendix (including ZRF Global LLC's 35% ownership interest in the Company and ZRF Global LLC's $5,669,000 in prior SAFE financing of the Portfolio Company). The Manager has elected to forgo carry on this initial Series to reduce the layering of economic interests between the Manager's affiliates and the Members of the Series. This determination applies only to the Boss Tech II Series and does not affect the economic terms applicable to any other Series of the Company, which shall be set forth in the applicable Series Appendix.

5.8 Clawback

None. Because no Carry Distribution or comparable performance-based distribution is payable from the Series, no clawback applies.

5.9 Tax Classification and Reporting

The Series shall be classified as a partnership for U.S. federal income tax purposes. The Manager shall act as the partnership representative under Section 6223 of the Code and shall cause the Series to prepare and deliver to each Member an annual Schedule K-1 reflecting such Member's share of the Series's items of income, gain, loss, deduction, and credit, in each case as and when required by applicable law. Each Member shall consult its own tax advisors regarding the tax treatment of an investment in the Series.

5.10 No Other Fees or Compensation

Except as expressly set forth in Section 5.1 (Annual Admin Fee), no fees, performance compensation, management fees, transaction fees, or other compensation shall be payable by the Series or out of distributions to the Members to the Manager or any of its affiliates with respect to the Series.

ARTICLE VI — CONFLICTS OF INTEREST; RELATED-PARTY DISCLOSURES

6.1 Material Relationships

The Manager hereby discloses the following material relationships and potential conflicts of interest applicable to the Series:

(a) Platform-Technology Relationship. The ArcRaise platform on which this offering is being conducted was built using technology developed by the Portfolio Company. The Portfolio Company and the operator of the ArcRaise platform therefore have an ongoing commercial relationship that pre-dates and is separate from this offering.

(b)   ZRF Global LLC Ownership in ArcRaise SPV LLC. ZRF Global LLC ("ZRF") holds a thirty-five percent (35%) ownership interest in the Company (ArcRaise SPV, LLC). Felicite Moorman and Ryan Buchert, the co-founders of the Portfolio Company, are Managing Members of ZRF.

(c)   ZRF Prior Financing of the Portfolio Company. ZRF has provided $5,669,000 in SAFE financing to the Portfolio Company, which will convert into Series Seed Preferred Stock of the Portfolio Company at the initial closing of the Portfolio Company's concurrent private placement. Because the Series will hold Series Seed Preferred Stock and ZRF (through the SAFE conversion) will hold additional Series Seed Preferred Stock, ZRF and the Portfolio Company's founders have multiple overlapping financial interests with respect to the Series Seed Preferred Stock.

(d)   Overlapping Management. The Portfolio Company's co-founders, Felicite Moorman and Ryan Buchert, serve as directors of the Portfolio Company. The Manager has determined that neither Felicite Moorman nor Ryan Buchert may serve as the Lead Investor for the Series.

(e)   Mitigation — Zero Carry. As a partial mitigation of the foregoing conflicts, and as set forth in Article V of this Series Appendix, no carried interest is payable from the Series to the Manager or any of its affiliates. The Manager's compensation in respect of the Series will be limited to the Annual Admin Fee described in Section 5.1, which is the obligation of the Portfolio Company and not of the Series or the Members.

6.2 Acknowledgment

By executing a Subscription Agreement and becoming a Member of the Series, each Member acknowledges the conflicts of interest disclosed in this Series Appendix and the Form C offering statement and consents, to the fullest extent permitted by law, to the participation of the Manager and its Affiliates in transactions involving the Portfolio Company notwithstanding such conflicts. Each Member is directed to the Form C offering statement filed with the Securities and Exchange Commission with respect to this offering for a fuller description of these conflicts and related risk factors.

ARTICLE VII — ADDITIONAL TERMS

7.1 Co-Issuer Structure

For purposes of Reg CF, the Portfolio Company and the Series are acting as co-issuers in this offering. Each of the Portfolio Company and the Series shall comply with the issuer obligations under Reg CF, including annual reporting on Form C-AR following the closing of the offering, until such time as those obligations terminate under applicable regulations.

7.2 Pro-Rata Rights at Future Series

If the Portfolio Company conducts a subsequent financing in which the Series is entitled to participate on a pro-rata basis pursuant to the Portfolio Company's Investors' Rights Agreement, the Manager may, in its discretion, (a) exercise the pro-rata right at the Series level (subject to availability of capital and consistent with the conduit status of the Series), or (b) decline to exercise such right, or (c) form a new Series of the Company to participate in the subsequent financing and offer participation in such new Series to the Members of this Series. No Member of this Series shall have a direct pro-rata right at the Portfolio Company level.

7.3 Drag-Along Mechanics

The Series, as a holder of the Securities, is bound by the drag-along provisions of the Portfolio Company's Amended and Restated Voting Agreement. If the drag-along is duly invoked at the Portfolio Company level, the Manager shall execute all documents and take all actions on behalf of the Series necessary to comply with the drag-along, without any vote or consent of the Members of the Series. The Members hereby acknowledge and consent to this drag-along obligation.

7.4 ROFR and Co-Sale Pass-Through

To the extent the Series holds rights of first refusal or co-sale on transfers of founder shares of the Portfolio Company, those rights shall be exercised at the Manager's discretion on behalf of the Series. No Member of the Series shall have a direct right of first refusal or co-sale at the Portfolio Company level.

7.5 Information Rights

Information received by the Series in its capacity as a holder of the Securities (including information rights under the Portfolio Company's Investors' Rights Agreement) shall be received and held by the Manager. The Manager shall distribute to the Members of the Series such information as is required by applicable law (including under Reg CF) and such additional information as the Manager determines, in its discretion, to be appropriate, taking into account confidentiality considerations and the interests of the Portfolio Company in protecting non-public information.

7.6 Incorporation by Reference; Conflict with Master Agreement

Except as expressly modified herein, all terms of the Master Agreement apply to the Series. This Series Appendix is incorporated into and made a part of the Master Agreement pursuant to Section 9.4 thereof. In the event of any conflict between this Series Appendix and the Master Agreement with respect to a matter governed by this Series Appendix (including any Economic Term), this Series Appendix shall control.

7.7 Amendments to this Series Appendix

This Series Appendix may be amended by the Manager pursuant to Section 9.2 of the Master Agreement; provided that any amendment that (a) increases fees or carried interest, (b) reduces or adversely alters the distribution or allocation provisions of this Series Appendix, or (c) otherwise materially and adversely affects the economic rights of the Members of the Series, shall require the consent of Members holding a majority in interest of the outstanding Units of the Series.

EXECUTION

IN WITNESS WHEREOF, the Manager has executed this Series Appendix as of the effective date set forth above, establishing the Boss Tech II Series in accordance with the Master Agreement.

MANAGER:
ARCRAISE ADMIN, LLC

DocuSigned by:

By: Matthew Palmer
393A2C04B2024F2...

Name: Matthew Palmer

Title: Manager

Date: May 29, 2026

ACKNOWLEDGED AND AGREED:
BOSS TECH, INC. (d/b/a BOSS.Tech)
(solely for purposes of the Annual Admin Fee obligation in Section 5.1 and the related-party disclosures in Article VI)

Signed by:

By: Felicite Moorman
4441A77664B04E1...

Name: Felicite Moorman

Title: Chief Executive Officer

Date: May 29, 2026